UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04011307

March 1, 2004

Thomas H. O'Donnell, Jr.
Moore & Van Allen PLLC
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/1/2004

Re: Lowe's Companies, Inc.
Incoming letter dated January 23, 2004

Dear Mr. O'Donnell:

This is in response to your letter dated January 23, 2004 concerning the shareholder proposal submitted to Lowe's by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 10 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

60667

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 23, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Global Human Rights Standards

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes from its proxy materials for its 2004 annual shareholders meeting the shareholder proposal described below (the "Proposal"), which was submitted to the Company by The City of New York's Office of Comptroller, as custodian and trustee of the New York City Employees' Retirement System, the New York Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "Proponent").

As described more fully below, the Proposal is excludible pursuant to Rule 14a-8(i)(12)(iii) because the Proposal has been submitted to the Company's shareholders three times in the last five years and received less than 10% of the vote on its last submission.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter and the attachments and have provided a copy of this letter and its attachments to the Proponent.

The Proposal

The Company received a copy of the Proposal on December 17, 2003. The Proposal calls for the adoption by the Company's shareholders of the following resolution.

"Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the [conventions of the International Labor Organization (the "ILO") on workplace human rights] and the United Nations Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights (the "UN Norms") by its international suppliers and in its own international production facilities, and commit to a program of outside independent monitoring of compliance with these standards."

A copy of the complete Proposal and related cover letter is attached hereto as Exhibit A.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures governing the submission of shareholder proposals. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i). Rule 14a-8(i)(12) permits exclusion of a shareholder proposal if the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the issuer's proxy materials within the preceding 5 calendar years and the proposal received less than 10% of the vote on its last submission, if proposed three times or more in the preceding 5 calendar years.

The Proposal is excludible because it deals with substantially the same subject matter as earlier proposals included in the Company's proxy statement within the last five years, and it failed to receive the required vote when it was last submitted to the Company's shareholders.

The Proposal deals with substantially the same subject matter as proposals submitted to the Company's shareholders at its annual shareholders meetings in 2001, 2002 and 2003 (the "Earlier Proposals"). A copy of each of the Earlier Proposals in the form in which they were submitted to a vote of the Company's shareholders at the 2001, 2002 and 2003 annual meetings is attached hereto as Exhibits B, C and D, respectively.

In determining whether a proposal deals with substantially the same subject matter, the Commission has indicated that the overall substantive concern raised by the proposal is the essential factor rather than the specific language or proposed action. See Release No. 34-20091 (Aug. 16, 1983). The Proposal and all of the Earlier Proposals deal with the same substantive concern, that is, implementation by the Company of the ILO conventions on workplace human rights. The Proposal and all of the Earlier Proposals refer to predicted negative impacts on shareholder value based on "corporate violations of human rights." All of these proposals would require implementation in subsidiary and supplier factories of independent monitoring programs by unnamed corporations. Finally, the Proposal and all of the Earlier Proposals contain the same list of five identical human rights "principles" that are allegedly incorporated into corporate independent monitoring programs.

Although the Proposal differs slightly from the Earlier Proposals, it is nonetheless clearly excludible under Rule 14a-8(i)(12), which does not require that proposals be identical. See Great Lakes Chemical Corp. (Feb. 22, 1996). The purpose behind Rule 14a-8(i)(12) is to permit an issuer to exclude from its proxy materials matters that its shareholders have had an opportunity to address in the recent past, and that did not receive a minimal amount of support. Coca-Cola Company (January 6, 2003); see also Release No. 34-19135 (October 14, 1982) ("security holders of a number of issuers are being called upon to vote over and over again on issues in which they have shown little interest"). In adopting the change from requiring the proposals to be "substantially the same" to requiring that proposals deal only with "substantially the same subject matter," the Commission intended to prevent proponents from circumventing the rule by merely changing the wording of a proposal. The Commission recognized that a proposal addresses substantially the same subject matter even though the proponent simply recasts the proposal, expands its coverage or otherwise changes the language. Release No. 34-19135.

The Proposal deals with substantially the same subject matter even though it differs in immaterial ways from the proposal submitted in 2001. The proposal submitted in 2001 called for the full implementation of the global human rights standards, and the 2002 and 2003 proposals and the Proposal call for the implementation by the Company of a code of conduct based on global human rights standards. The Proposal also contains a reference and citations to the UN Norms, which were not included in the Earlier Proposals. Nevertheless, the revised wording and the inclusion of additional references and citations in the Proposal do not change its substantive terms from the Earlier Proposals.

The addition of more specific language, namely the method of implementation, does not cause the Proposal to be substantively different from the subject matter of the Earlier Proposals. Similarly, the references to the UN Norms in the Proposal that were not included in the Earlier Proposals are merely additional citations to the general principles that were set forth or described in the Earlier Proposals. The substance of these principles is the same in the Proposal and the Earlier Proposals.

In Dillard's, Inc. (March 22, 2002), the Commission's staff confirmed it would not recommend enforcement action if the issuer excluded a proposal similar to the Proposal pursuant to Rule 14a-8(i)(12). The proposal to Dillard's, Inc. (the "Dillard's Proposal") also contained variations from proposals submitted and voted upon in previous years. The Dillard's Proposal changed from calling for the preparation of a report "describing Dillard's actions to ensure it does not and will not do business with foreign suppliers" who violate the global human rights standards to requiring the implementation of a code of conduct based on the global human rights standards and an independent monitoring system to ensure compliance. The Dillard's Proposal also added a requirement for an independent monitoring system. The Commission's staff did not view any of these as substantive changes and allowed Dillard's, Inc. to exclude the proposal from its proxy statement. The changes in and additions to the Proposal from the Earlier Proposals are even less material than those made in the Dillard's Proposal.

At the Company's annual shareholders meeting in 2003, a proposal dealing with substantially the same subject matter was submitted to the shareholders and received less than 10% of the votes. Because a proposal dealing with substantially the same subject matter was submitted to the Company's shareholders in each of the last three years, Rule 14a-8(i)(12)(iii) permits the Company to exclude the Proposal from this year's proxy materials if it received less than 10% of the vote in 2003. The percentage of votes for purposes of Rule 14a-8(i)(12) is equal to the quotient derived from dividing the votes cast in favor of the proposal by the sum of the votes cast against the proposal plus the votes cast in favor of the proposal. The Company excluded broker non-votes and abstentions from this calculation in accordance with Staff Legal Bulletin No. 14. At the Company's 2003 annual shareholders meeting, the substantially similar shareholder proposal received 36,280,781 votes in favor and 507,204,443 votes against, or approximately 6.7% of the votes. Therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(12). A certificate of the Inspector of Elections for the Company's 2003 annual shareholders meeting is attached hereto as Exhibit E.

Conclusion

The Company may exclude the Proposal from the Company's proxy materials for its 2004 annual shareholders meeting because the Proposal deals with substantially the same subject as the Earlier Proposals, and the most recent of the Earlier Proposals failed to receive the requisite minimum percentage of shareholder votes. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Company omits the Proposal from its proxy statement.

Please feel free to call Dumont Clarke at 704.331.1051 or Tom O'Donnell at 704.331.3542 if you have any questions or comments.

Yours truly,

MOORE & VAN ALLEN PLLC

Thomas O'Donnell Jr

Thomas H. O'Donnell, Jr.

Encls.

EXHIBIT A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212)669-2013
FAX NUMBER: (212)669-4072
WWW.COMPTROLLER_NYC.GOV
EMAIL: KSYLVES@COMPTROLLER_NYC.GOV

Kenneth B. Sylvester
Assistant Comptroller for Pension Policy

WILLIAM C. THOMPSON, JR.
Comptroller

December 17, 2003

Mr. William McCanless
General Counsel
Lowe's Companies Inc.
1000 Lowes Boulevard
Mooresville, NC 28117

Dear Mr. McCanless:

I write on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of the shareholders at the next annual meeting of Lowe's Companies Inc.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the Conventions of the United Nations' International Labor Organization (ILO). Its adoption would benefit the company by helping to ensure that it is not associated with human rights violations in the workplace.

I, therefore, offer the enclosed initiative for shareholders to consider and approve at the Company's next annual meeting. This initiative is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from Citibank, N.A. certifying the Systems' ownership, for over a year, of shares of Lowes Companies Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss this initiative with you. Should the Company's board of directors decide to endorse the proposal as company policy, the Systems will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,

/s/ Kenneth B. Sylvester

Kenneth B. Sylvester

Enclosures

LOWE'S COMPANIES. INC.
GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Lowe's Companies Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweat shop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights, and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights ("UN Norms"), which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO Conventions 87 and 98; UN Norms, section D9).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135; UN Norms, section D9)

3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Conventions 100 and 111; UN Norms, section B2).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105; UN Norms, section D5).

5. There shall be no use of child labor, (ILO Convention 138; UN Norms, section D6), and,

Whereas, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained.

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights by its international suppliers and in its own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards.

PD:ma

EXHIBIT B

PROPOSAL 3

SHAREHOLDER PROPOSAL ON GLOBAL WORKERS' RIGHTS STANDARDS

The third proposal to be voted upon at the Annual Meeting asks the shareholders to consider a proposal of the Comptroller of the City of New York, as custodian and trustee of the New York City Teachers' Retirement System (the "System"), 1 Centre Street, New York, NY 10007-2341, owner of 1,361,292 shares, who has notified the Company in writing of the System's intent to present the following resolution at the Annual Meeting:

"Whereas, Lowe's Companies, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring pilot programs with respected local human rights and religious organizations to strengthen compliance with international human rights norms in selected supplier factories, and

Whereas, the Council on Economic Priorities has established a program of independent monitoring known as the SA8000 Social Accountability Standards, and

Whereas, these standards incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)

3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)

5. There shall be no use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our Company's commitment to human rights is to be maintained,

Therefore, be it resolved that the Company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards."

EXHIBIT C

PROPOSAL 2

SHAREHOLDER PROPOSAL ON GLOBAL WORKERS' RIGHTS STANDARDS

The second proposal to be voted upon at the Annual Meeting asks the shareholders to consider a proposal of the Comptroller of the City of New York, as custodian and trustee of the New York City Teachers, Employees, Fire and Police Pension Funds (the "Pension Funds"), 1 Centre Street, New York, NY 10007- 2341, owner of 1,118,264 shares of the Company's Common Stock. The Pension Funds along with Boston Trust's Walden/BBT Domestic Social Index Fund, 40 Court Street, Boston, MA 02108, the owner of 2,300 shares of the Company's Common Stock have offered the following proposal, which, to be approved, requires the affirmative vote of the majority of shares of Common Stock represented at the Annual Meeting:

LOWE'S COMPANIES -- GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Lowe's currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)

2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)

3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO convention 100 and 111)

4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO conventions 29 and 105)

5) There shall be no use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

PROPOSAL 2
SHAREHOLDER PROPOSAL ON GLOBAL WORKERS' RIGHTS STANDARDS

The second proposal to be voted upon at the Annual Meeting asks the shareholders to consider a proposal of the Comptroller of the City of New York, as custodian and trustee of the New York City Teachers, Employees, Fire and Police Pension Funds (the "Pension Funds"), 1 Centre Street, New York, NY 10007-2341, owner of 2,637,328 shares of the Company's Common Stock. The Pension Funds have offered the following proposal, which, to be approved, requires the affirmative vote of a majority of shares of Common Stock represented at the Annual Meeting:

Shareholder Proposal:

Lowe's Companies
Global Human Rights Standards

Whereas, Lowe's Companies currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these standards incorporate the conventions of the United Nations' International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)

2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)

3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)

4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)

5) There shall be no use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

CERTIFICATE OF VOTING INSPECTOR

I, Gaither M. Keener, Jr., the Inspector of Election for Lowe's Companies, Inc.'s Annual Shareholders' Meeting held on Friday, May 30, 2003 at 10:00 a.m. at The Park Hotel in Charlotte, North Carolina, do hereby certify that the Lowe's 2003 Certificate of Tabulation report tabulated by EquiServe Trust Company, N.A., the Transfer Agent for Lowe's Companies, Inc. with said tabulation being certified by its Senior Account Manager, Therese M. Collins, in respect to the proxies for the Annual Meeting of Shareholders of Lowe's Companies, Inc., in which said Certificate of Tabulation under date of May 30, 2003, attached hereto, is the result of the Shareholders Voting upon the following:

DETERMINATION OF A QUORUM

712,399,650 shares of the Company's Voting Common Stock were present in person or by proxy. This represents 91% of the shareholders of record on April 1, 2003 who were present at the meeting in person or by proxy and voted on the four (4) proposals for shareholders.

PROPOSAL I – ELECTION OF DIRECTORS

The proposal to elect three (3) Class II Directors (Peter C. Browning, Kenneth D. Lewis, and Thomas D. O'Malley) to a three-year term (2003-2006), was adopted as indicated by the Certificate of Tabulation reported from EquiServe under date of May 30, 2003, attached hereto, pursuant to the Company's Bylaws.

PROPOSAL II – SHAREHOLDERS' PROPOSAL CONCERNING GLOBAL WORKPLACE LABOR STANDARDS

The proposal concerning global workplace labor standards was defeated by the Shareholders as indicated by the Certificate of Tabulation report from EquiServe under date of May 30, 2003, attached hereto.

PROPOSAL III – SHAREHOLDERS' PROPOSAL CONCERNING THE REDEMPTION OF SHAREHOLDER RIGHTS PLAN

The proposal concerning the redemption of the Shareholder Rights Plan was approved by the Shareholders as indicated by the Certificate of Tabulation report from EquiServe under date of May 30, 2003, attached hereto.

PROPOSAL IV – SHAREHOLDERS' PROPOSAL CONCERNING BYLAW AMENDMENT

The proposal concerning Bylaw Amendment to require an independent Director to serve as Chairman of the Board of Directors was defeated by the Shareholders as indicated by the Certificate of Tabulation report from EquiServe under date of May 30, 2003 attached hereto.

AFFIDAVIT OF MAILING:

In addition, as the Inspector of Election for Lowe's Companies, Inc., I have received two (2) Affidavits of Mailing from Scott Travis, Account Administrator of EquiServe Trust Company, N.A, each under the date of April 30, 2003, with originals attached as to the Certification of the

Proxy Cards, and the materials mailed to the common shareholders of record, inactive employees, QDRO participants and active employees. Attached to the two (2) Affidavits are specimens of the Annual Report, Proxy Statement, and the return envelope used for the Shareholders listed above. Said described papers and specimens attached to Mr. Travis' Affidavits were sent to each and every shareholder of record as determined by EquiServe Trust Company, N.A, the Transfer Agent of the Common Stock of Lowe's Companies, Inc. as previously identified.

Also, as the Inspector of Election for Lowe's Companies, Inc., I have received a Declaration of Electronic Mailing from Beth Ann Broadwater, Senior eProxy Administrator of EquiServe Trust Company, N.A., under date of April 23, 2003 which indicates that electronic mail was delivered to 857 consenting Shareholders of Lowe's Companies, Inc. who were common shareholders of record, active employees, inactive employees, and QDRO participants on April 17, 2003 commencing at 6:58 a.m. in respect to specimens of the Annual Report and Proxy Statement.

This Certificate is based upon the Inspector of Election's attendance at the Shareholders' Meeting, and my inspection of the tabulation records of the voting as tabulated, documented, maintained and certified by EquiServe Trust Company, N.A., who served as the Official Tabulator of all proxies for the Lowe's Companies, Inc.'s Annual Shareholders' Meeting, and is, to the best of my knowledge and information, true and correct.

Gaither M. Keener, Jr.

Gaither M. Keener, Jr.
Inspector of Election
Lowe's Companies, Inc.'s
2003 Annual Shareholders' Meeting

NORTH CAROLINA

WILKES COUNTY

Sworn to and subscribed before me this the 28th day of July, 2003.

Bonita Jennings
Notary Public

My Commission Expires:

October 10, 2006

OFFICIAL SEAL
BONITA JENNINGS
NOTARY PUBLIC-NORTH CAROLINA
COUNTY OF WILKES
My Commission Expires 10/10/06.

EquiServe

JUN 1 1 2003
GMK

May 30, 2003

Mr. Gaither Keener
Lowe's Companies, Inc.
1605 Curtis Bridge Road
Wilkesboro, NC 28697

Certificate of Tabulation

Dear Gaither:

In connection with the Annual Meeting of Lowe's Companies, Inc. held on May 30, 2003 we tabulated proxies representing 712,399,650 votes, or 91% of the outstanding vote as follows:

PROPOSAL I **Election of Directors**

	Total Vote For Each Director	Total Vote Withheld From Each Director
Peter C. Browning	690,591,038	21,808,612
Kenneth D. Lewis	549,929,846	162,469,804
Thomas D. O'Malley	680,186,912	32,212,738

PROPOSAL II Shareholder proposal concerning global workplace labor standards.

For	Against	Abstain	Non Vote
36,280,781	507,204,443	56,201,427	112,712,999

PROPOSAL III Shareholder proposal concerning the redemption of the shareholder rights plan.

For	Against	Abstain	Non Vote
416,338,247	176,803,585	6,542,317	112,715,501

PROPOSAL IV Shareholder proposal concerning Bylaw Amendment.

For	Against	Abstain	Non Vote
165,356,304	426,572,092	7,758,255	112,712,999

If you have any questions concerning this matter please contact me.

Sincerely,

Therese M Collins

Therése Collins
Senior Account Manager

pc: Anthony Dillon

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lowe's Companies, Inc.
Incoming letter dated January 23, 2004

The proposal requests that the board commit to the implementation of a code of conduct based on ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights and commit to a program of outside, independent monitoring.

There appears to be some basis for your view that Lowe's may exclude the proposal under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if Lowe's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Grace K. Lee
Special Counsel